Exhibit: 99.(a)(1)(B)

(Communicated to be in email format)

Subject: Important Communication Meeting

MoSys Employees,

        There will be an important communication meeting at 4PM December 14th in the recreation room for the purpose of announcing the following:

  1)
  Acceleration of vesting of certain underwater stock options issued prior to April 19, 2004.

  2)
  Tender Offer to issue restricted shares of MoSys' common stock upon surrender for cancellation of certain underwater stock options issued prior to April 19, 2004.

        We will provide details of above and address any questions you might have at the communication meeting. We believe this program is an important indication of our appreciation for the MoSys team. See you at 4PM on December 14, 2005 in the recreation room.

Chet Silvestri